Exhibit 99.1

Resource Extraction Payment Report

The table below details payments made to governments by Devon for the fiscal year 2023 related to onshore exploration and production extracted through oil and natural gas wells.

(in millions)	Royalties	Taxes	Lease Bonuses	Fees	Total
United States (U.S.)
New Mexico	$634	$—	$32	$—	$666
North Dakota	284	—	—	5	289
Wyoming	42	—	—	—	42
Oklahoma	13	—	—	2	15
Corporate entity-level	—	350	—	—	350
Total payments to U.S. Federal Government	973	350	32	7	1,362
Canada
Alberta	8	—	—	—	8

Total[1]	$981	$350	$32	$7	$1,370

1 All amounts are shown in U.S. dollars; Alberta payments were made in Canadian dollars and converted to U.S. dollars using a weighted average of the applicable exchange rate during the period.